UNIFIED SERIES TRUST

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

January 6, 2017

Securities & Exchange Commission

Division of Investment Management

450 5th Street, NW

Washington, DC 20549

Attention: Ms. Samantha Brutlag

Re:	Tactical Multi-Purpose Fund
Unified Series Trust (“Registrant”) (SEC File Nos. 811-21237 and 333-100654)

Dear Ms. Brutlag:

Following our conversation with you on December 7, we have discussed the SEC’s concerns with a 0.00% fund management fee with the Adviser to the Tactical Multi-Purpose Fund, and the Adviser has agreed to include a management fee at the Fund level. Please note that the Fund is being established for use in defensive or special situations, and it will not hold client assets until such time as the Adviser determines it needs to deploy a defensive or special situations strategy. When the Fund is deployed, it will hold only the portion of any client’s account that the Adviser determines needs to be invested in the defensive or special situations strategy for its clients.

Below please find our responses to your comments with respect to the Securities and Exchange Commission staff’s review of the Registrant’s Post-Effective Amendment on Form N-1A filed October 6, 2016 for the purpose of forming a new series, the Tactical Multi-Purpose Fund.

(1)	Comment: Please clarify that there is an advisory contract and an advisory fee.

Response: The Adviser will charge a management fee at the Fund level. Please see the attached fee table and accompanying footnotes.

(2)	Comment: Expense reimbursements can only be recouped for three years from the date of the reimbursement.

Response: We have revised the relevant sentence in the footnote to the fee table as follows:

“Each expense reimbursement is subject to repayment by the Fund within three years following the date the particular expense was incurred, provided that the Fund is able to make the repayment without exceeding the expense limitation that was in effect at the time of the reimbursement and at the time of the repayment.”

(3)	Comment: In the management fee line in the fee table, disclose the advisory fee paid by clients to the adviser under their respective discretionary investment advisory agreements. Please see the Aspiration Funds January 28, 2016 filing as an example.

Response: This is no longer applicable as the fee will be charged at the Fund level.

(4)	Comment: Confirm that performance will be adjusted by the actual advisory fees paid or the highest fee charged.

Response: This is no longer applicable as the fee will be charged at the Fund level.

(5)	Comment: Expense reimbursements can only be recouped if the expense ratio in the year of recoupment would not exceed the expense cap in either the year of recoupment or the year of the reimbursement.

Response: We have revised relevant sentence in the footnote to the fee table as follows:

“Each expense reimbursement is subject to repayment by the Fund within three years following the date the particular expense was incurred, provided that the Fund is able to make the repayment without exceeding the expense limitation that was in effect at the time of the reimbursement and at the time of the repayment.”

(6)	Comment: Explain what management fee clients will pay. Revise the fee table and include a footnote regarding the fee.

Response: This is no longer applicable as the fee will be charged at the Fund level.

(7)	Comment: On page 2 of the prospectus, Principal Investment Strategies, explain what is meant by “special situation investments.”

Response: We have revised the last sentence of the first paragraph of Principal Investment Strategies to add “special situation” before the word “investments which we believe clarifies the meaning of “special situation investments”:

The Fund is available only to clients of the Adviser whose accounts are managed by the Adviser on a discretionary basis. The Fund is designed to be used by the Adviser to facilitate moving groups of clients into and out of defensive and special situation investments efficiently based on the Adviser’s perceptions of market risks and opportunities. Much of the time the Fund may be limited in size, with its assets invested in cash and cash equivalents, such as money market funds and other short term fixed income instruments. If the Adviser perceives heightened risks in markets, it may invest substantial amounts of its clients’ assets in the Fund in positions designed to be defensive (cash and cash equivalents) or in positions (such as short sales, options, futures, swaps and other derivatives, including inverse securities that may be leveraged) designed to take advantage of anticipated declines in markets, in particular sections of the market or in individual securities. If the Adviser perceives opportunities in particular special situation investments, the Adviser may invest substantial amounts of its clients’ assets in the Fund in positions (such as options, futures, swaps and other derivatives) designed to take advantage of the perceived opportunities.

(8)	Comment: On page 2 of the prospectus, Principal Investment Strategies, revise disclosure regarding use of derivatives according to guidance in Barry Miller letter to ICI dated July 30, 2010.

Response: Registrant has reviewed the relevant disclosures and added the following “Segregation Risk” disclosure to address certain risks associated with the segregation of assets necessary in the use of options and futures on options. Registrant has reviewed the remaining strategy and risk disclosures and believes that the disclosure regarding the Fund’s use of derivatives is consistent with staff guidance.

Segregation Risk. In order to secure its obligations under certain derivative transactions, the Fund will either own the underlying assets, enter into offsetting transactions or set aside cash or readily marketable securities. This requirement may cause the Fund to miss favorable trading opportunities, due to a lack of sufficient cash or readily marketable securities. This requirement may also cause the Fund to realize losses on offsetting or terminated derivative contracts.

(9)	Comment: Principal Investments Risks include Large Companies Risk, but Principal Investment Strategies does not mention large cap investments. Please discuss in Strategies.

Response: We have revised the second paragraph of Principal Investment Strategies to clarify that the Fund may invest in “common stocks of any market capitalization”. We have removed the parenthetical “(including small capitalization stocks)”. We have retained the Large Companies Risk and Smaller Capitalization Companies Risk.

(10)	Comment: Add a U.S. Government Securities Risk to be consistent with Principal Investment Strategies.

Response: We have added the following disclosure to Principal Investment Risks:

U.S. Government Securities Risk. It is possible that the U.S. Government would not provide financial support to its agencies or instrumentalities if it is not required to do so by law. If a U.S. Government agency or instrumentality in which the Fund invests defaults, and the U.S. Government does not stand behind the obligation, the Fund’s share price or yield could fall. Securities of certain U.S. Government sponsored entities, such as Freddie Mac or Fannie Mae, are neither issued nor guaranteed by the U.S. Government.

(11)	Comment: On page 9 in discussion of Principal Investments, Fixed-Income Securities states that the Fund is not limited as to maturity. Please consider stating this in Principal Investment Strategies.

Response: We have added the following sentence to the second paragraph of Principal Investment Strategies:

“The Fund is not limited as to the maturity of its fixed-income investments.”

(12)	Comment: Money Market Fund Risks is included on page 9 but not in Item 4. Please resolve inconsistency.

Response: We have added Money Market Fund Risks to Item 4.

(13)	Comment: On pages 10 – 11 there are two swap risk disclosures. Please revise.

Response: We have deleted the second swap risk disclosure.

(14)	Comment: Counterparty Risks is included on page 11 but not in Item 4. Please resolve inconsistency.

Response: We have added Counterparty Risks to Item 4.

(15)	Comment: On pages 9 and 11 there are two Credit Risks sections. One relates to derivatives. Make this section a sub-category of General Derivatives Risks.

Response: We have added the Credit Risks disclosure that is specific to derivatives to General Derivatives Risks.

(16)	Comment: Page 15 disclosed an expense cap of 1.50%. This should be 1.00%.

Response: We have corrected this.

(17)	Comment: Page 20 indicates the Fund’s Benchmark is the BofA Merrill Lynch 3-Month U.S. Treasury Bill Index. If the Fund will be using this as a broad-based or secondary index, please explain why. The Fund appears to invest significantly in non-Treasury investments, so why is this an appropriate index?

Response: The Fund intends to initially hold only U.S. Treasuries, and the Adviser will be the sole shareholder. If the Adviser determines that it needs to implement a defensive or special situations strategy, it will consider what index is appropriate. We have deleted reference to the index from the prospectus.

If you have any additional questions, or need additional information, please contact me at 513-587-3454.

Sincerely,

/s/ Bo James Howell
Bo James Howell
Secretary, Unified Series Trust

Copy to:	Mr. David Carson, President, Unified Series Trust Mr. Don Mendelsohn, Esq., Thompson Hine LLP

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases	None
Maximum Deferred Sales Charge (Load)	None
Redemption Fee	None
Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)
Management Fees[1]	0.25%
Distribution (12b-1) Fees	0.00%
Other Expenses[2]	257.50%
Acquired Fund Fees and Expenses[2]	0.00%

Total Annual Fund Operating Expenses	257.75%
Fee Waiver and/or Expense Reimbursement[3]	(256.75)%

Net Annual Fund Operating Expenses	1.00%

[1]	As of January 1, 2017, Fisher Asset Management, LLC (the “Adviser”), doing business as Fisher Investments, has voluntarily agreed to waive the management fee for the Fund because a substantial portion of the assets invested in the Fund is expected to be from client accounts separately managed by the Adviser.
[2]	Other Expenses and Acquired Fund Fees and Expenses (“AFFE”) are based on estimated amounts for the current fiscal year. AFFE are fees and expenses incurred by the Fund in connection with its investments in other investment companies.
[3]	The Adviser is contractually obligated to limit the Fund’s total annual operating expenses to 1.00% of the Fund’s average daily net assets through December 31, 2025 (excluding portfolio transaction and other investment-related costs (including brokerage fees and commissions); taxes; borrowing costs (such as interest and dividend expenses on securities sold short); acquired fund fees and expenses; fees and expenses associated with investments in other collective investment vehicles or derivative instruments (including for example option and swap fees and expenses); any amounts payable pursuant to a distribution or service plan adopted in accordance with Rule 12b-1 under the Investment Company Act of 1940; any administrative and/or shareholder servicing fees payable to financial intermediaries; expenses incurred in connection with any merger or reorganization; extraordinary expenses (such as litigation expenses, indemnification of Trust officers and Trustees and contractual indemnification of Fund service providers; and other expenses that the Trustees agree have not been incurred in the ordinary course of the Fund’s business). This expense cap may not be terminated prior to this date except by the Board of Trustees. Each expense reimbursement is subject to repayment by the Fund within three years following the date the particular expense was incurred, provided that the Fund is able to make the repayment without exceeding the expense limitation that was in effect at the time of the reimbursement and at the time of the repayment.

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. This Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same.

Although your actual costs could be higher or lower, based on these assumptions your costs would be:

1 year	3 years
$102	$318